UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 7, 2022

ISLEWORTH HEALTHCARE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40104	86-1216057
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

360 Central Avenue, First Central Tower, Suite #800

St. Petersburg, FL 33701

(Address of principal executive offices)

(727) 245-0146

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ISLE	The NASDAQ Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per whole share	ISLEW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Introductory Note

As previously disclosed in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2022, Isleworth Healthcare Acquisition Corp., a Delaware corporation (“Isleworth”), entered into an Merger Agreement and Plan of Reorganization on April 26, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Isleworth, IHAC First Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Isleworth (“First Merger Sub”), IHAC Second Merger Sub LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Isleworth (“Second Merger Sub”), Cytovia Holdings, Inc., a Delaware corporation (“Cytovia”), and Isleworth Healthcare Sponsor I, LLC, a Delaware limited liability company.

The Merger Agreement provides for, among other things, the following transactions at the closing: (i) First Merger Sub will merge with and into Cytovia (the “First Merger”), with Cytovia as the surviving company in the First Merger as a wholly-owned subsidiary of Isleworth (the “Surviving Corporation”), and immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and, together with First Merger, the “Mergers”), with Second Merger Sub being the surviving entity of the Second Merger. In connection with the Mergers, Isleworth will change its name to Cytovia Therapeutics, Inc. The Mergers and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.”

The description of the Merger Agreement and the transactions contemplated thereby contained in this Introductory Note does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit 2.1 to Isleworth’s Current Report on Form 8-K, filed with the SEC on April 26, 2022.

Item 7.01. Regulation FD Disclosure.

On June 7, 2022, Cytovia announced the appointments of Luca Scavo as its Chief Financial Officer and James Priour as its Chief Product Offer. The press release announcement is attached and furnished as Exhibit 99.1 to this current report on Form 8-K.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

This Current Report relates to a proposed business combination between Isleworth and Cytovia. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Isleworth intends to file a registration statement on Form S-4 that will include a proxy statement of Isleworth, an information statement of Cytovia and a prospectus of Isleworth. The proxy statement/information statement/prospectus will be sent to all Isleworth and Cytovia stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Isleworth stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Isleworth may also file other documents regarding the proposed business combination with the Securities and Exchange Commission (the “SEC”). After the registration statement on Form S-4 has been filed and declared effective, Isleworth will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. The definitive proxy statement/information statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of Isleworth and Cytovia are urged to read the registration statement, the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/information statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by Isleworth, through the website maintained by the SEC at www.sec.gov, or by directing a request to Isleworth Healthcare Acquisition Corp., 360 Central Avenue, First Central Tower, Suite #800, St. Petersburg, FL 33701, attention: Dan Halvorson.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Isleworth, Cytovia and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from Isleworth stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Isleworth directors and executive officers in Isleworth’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022. To the extent that holdings of Isleworth securities have changed since the filing of the Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Isleworth stockholders in connection with the proposed transaction will be set forth in the proxy statement/information statement/prospectus for the proposed transaction when available. Information concerning the interests of Isleworth participants in the solicitation, which may, in some cases, be different than those of Isleworth Healthcare Acquisition Corp.’s equity holders generally, will be set forth in the proxy statement/information statement/prospectus relating to the proposed transaction when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law.

Forward Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Isleworth and Cytovia, including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, Cytovia’s expectations regarding cash runway, projections of market opportunity, operating results, debt levels, potential revenues, business strategies, various addressable markets, anticipated trends, industry environment, developments in markets in which Cytovia operates, the initiation, timing, progress, scope and results of Cytovia’s ongoing pre-clinical studies, planned clinical trials and research and development programs, the timing, availability and presentation of pre-clinical and regulatory developments, Cytovia’s ability to timely file and obtain approval of investigational new drug applications for its planned clinical trials, the potential benefits of Cytovia’s platforms, programs and product candidates, the development and the commercial potential, growth potential and market opportunity for Cytovia’s product candidates, if approved, and the drivers, timing, impact and results thereof, the potential and future results of current and planned collaborations, Cytovia’s ability to obtain and maintain regulatory approval of any of Cytovia’s product candidates, Cytovia’s plans to research, discover and develop additional product candidates, including by leveraging other technologies and expanding into additional indications, Cytovia’s ability to expand its manufacturing capabilities, and to manufacture its product candidates and scale production, Cytovia’s ability to meet certain milestones , and the effects of regulations and Isleworth’s or Cytovia’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “positions,” “enables” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) changes in domestic and foreign business, market, financial, political, economic and legal conditions; (ii) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Isleworth’s securities; (iii) failure to realize the anticipated benefits of the business combination or to obtain additional financing, including financing it intends to obtain prior to the consummation of the business combination to meet the minimum cash condition contained in the business combination agreement related to the proposed business combination and to fund operations and future product development; (iv) risks relating to the uncertainty of projected information, including Cytovia’s ability to project future capital needs, cash utilization and potential cash inflows, and timing with respect to Cytovia and its product candidates; (v) uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing pre-clinical studies and planned clinical trials candidates; (vi) difficulties arising from Cytovia’s third-party licenses, or supply-chain or manufacturing challenges; (vii) unexpected safety or efficacy data observed during pre-clinical or clinical studies; (viii) the failure of the data from Cytovia’s pre-clinical trials to be indicative in human trials; (ix) the ability of Cytovia to protect its intellectual property rights; (x) trends in the industry, changes in the competitive landscape, and delays or disruptions due to the COVID-19 pandemic, including the risk that the ongoing COVID-19 pandemic and the associated containment efforts may disrupt Cytovia’s business and/or the global healthcare system (including its supply chain) more severely than it has to date or more severely than anticipated; (xi) the effects of competition on Cytovia’s future business and the ability of the combined company to grow and manage growth profitably, maintain relationships with collaborators, manufacturers, suppliers, licensors or strategic partners and retain its management and key employees; (xii) changes in the legal and regulatory framework for the industry or unexpected litigation or disputes and future expenditures; (xiii) the risk that the proposed business combination may not be completed by Isleworth’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Isleworth; (xiv) the failure to satisfy the conditions to the consummation of the proposed business combination in the anticipated manner or on the anticipated timeline, including the approval of the proposed business combination by the stockholders of Isleworth and Cytovia, the satisfaction of the minimum trust account amount following redemptions by Isleworth’s public stockholders and the receipt of certain governmental and regulatory approvals; (xv) the effect of the announcement or pendency of the proposed business combination on Cytovia’s business relationships, performance, and business generally; (xvi) risks that the announcement and consummation of the proposed business combination disrupts current plans and operations of Cytovia and Isleworth and potential difficulties in Cytovia employee retention as a result of the proposed business combination; (xvii) the outcome of any legal proceedings that may be instituted against Isleworth or Cytovia related to the agreement and plan of merger or the proposed business combination; (xviii) the ability to maintain the listing of Isleworth’s securities on the NASDAQ or the combined company’s securities on the NASDAQ or another securities exchange; (xix) the price of Isleworth’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Cytovia plans to operate, variations in performance across competitors, changes in laws and regulations affecting Cytovia’s business and changes in the combined capital structure; (xx) any changes to accounting methods of Isleworth; and (xxi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Isleworth’ final proxy statement/information statement contained in the Form S-4 registration statement described above, including those under “Risk Factors” therein, the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by Isleworth, or that Isleworth files in the future, from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither Isleworth nor Cytovia presently knows, or that Isleworth or Cytovia currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Isleworth and Cytovia assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Isleworth and Cytovia anticipate that subsequent events and developments will cause Isleworth’s and Cytovia’s assessments to change. Neither Isleworth nor Cytovia gives any assurance that either Isleworth or Cytovia will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1†	Merger Agreement and Plan of Reorganization, dated as of April 26, 2022, by and among Isleworth Healthcare Acquisition Corp., IHAC First Merger Sub Inc., IHAC Second Merger Sub LLC, Cytovia Holdings, Inc., and Isleworth Healthcare Sponsor I, LLC (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 26, 2022)

99.1	Cytovia Officer Appointment Press Release dated June 7, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ISLEWORTH HEALTHCARE ACQUISITION CORP.

Date: June 7, 2022	By:	/s/ Dan Halvorson
	Name:	Dan Halvorson
	Title:	Board Director, EVP & CFO

Exhibit 99.1

Cytovia Therapeutics Appoints Luca Scavo as Chief Financial Officer and James Priour as Chief Product Officer

AVENTURA, Fla. and NATICK, Mass., June 7, 2022 /PRNewswire/ — Cytovia Therapeutics, LLC (“Cytovia Therapeutics”), a global biotechnology company focused on empowering natural killer (NK) cells to fight cancer through multispecific antibodies and stem cell engineering, announced today that Luca Scavo, CPA, MBA has been appointed as Chief Financial Officer and James Priour, MBA has been appointed as Chief Product Officer, both effective immediately.

“In the past year, Cytovia has graduated into a fully-integrated global biotech with R&D and cell manufacturing capabilities. As we advance our product candidates towards clinical trials and prepare to become a public company, we have decided to further enhance our leadership team,” said Dr. Daniel Teper, CEO of Cytovia Therapeutics. “We welcome Luca and James to Cytovia. Their deep operational experience in both pharma and biotech will be key in driving the anticipated growth of the company.”

Mr. Scavo previously served as Chief Financial Officer (CFO) at Evelo Biosciences, Inc. (NASDAQ: EVLO). Prior to joining Evelo Biosciences, Mr. Scavo was the Senior Vice President and CFO of Roche Diagnostics North America. Prior to Roche Diagnostics, he held global leadership roles across the Roche organization for more than 20 years, including serving as Vice President, Chief Accounting Officer at Genentech, Inc. and CFO at Roche Latin America. Mr. Scavo also served as CFO at AstraZeneca, Spain and worked in a series of finance roles at Roche’s offices in Austria, New Jersey, and Switzerland. He holds a Certified Public Accountant (CPA) license in California, a Masters in Business Administration (MBA) from the Instituto de Empresa (Madrid-Spain), as well as a bachelor’s degree in Economics and Business from Universita’ Politecnica delle Marche (Italy).

“I am excited by the impact immuno-oncology and cell therapy have had on cancer patient outcomes,” said Mr. Scavo. “Cytovia’s technologies and pipeline offer promise by engaging and empowering natural killer (NK) cells as a novel therapeutic modality to address key unmet medical needs.”

Mr. Priour brings over 30 years of leadership experience in drug development, portfolio strategy, commercialization, strategic partnership and alliance management, including experience in the oncology therapeutic area. Since 2020, Mr. Priour served as Chief Commercial Officer at Zymeworks, Inc. (NYSE: ZYME), a clinical-stage biopharmaceutical company focused on developing multi-specific drugs for HER2 overexpressing solid tumors. Prior to joining Zymeworks, Mr. Priour was at Amgen Corporate

Headquarters in Southern California and served as the Global Marketing Lead for Kyprolis® (medication approved in relapsed or refractory Multiple Myeloma). Shortly thereafter, he was appointed to Global Product General Manager for the entire Myeloma franchise. He also held leadership roles at Amgen France in 2009, where he served as Business Unit Head for General Medicine, and in 2012, he became the General Manager of Amgen Australia & New Zealand. He also served as General Manager of Hungary for Bristol Myers Squibb in 2006. Mr. Priour started his career in 1992 with Procter & Gamble Pharmaceuticals, where he held various commercial leadership positions based out of their France, Belgium, Luxemburg and Cincinnati, USA corporate offices. Mr. Priour holds an MBA from the NEOMA Business School.

“I am excited by Cytovia’s progress towards clinical trials,” said Mr. Priour. “The combination of iPSC-derived NK (or iNK) cells and Flex-NK™ cell engager multispecific antibodies is a key differentiator of our pipeline, which includes both novel targets such as GPC3 for hepatocellular carcinoma and established targets such as CD38 for multiple myeloma.”

About Cytovia Therapeutics

Cytovia Therapeutics is developing novel cell therapies and immunotherapies aimed at addressing solid and hematological tumors with significant unmet medical needs. Cytovia Therapeutics is focusing on harnessing the innate immune system by developing complementary and disruptive NK-cell and NK-engager antibody platforms. The company is developing three types of iPSC-derived (or iNK) cells: unedited iNK cells, TALEN® gene-edited iNK cells with improved function and persistence and TALEN® gene-edited iNK cells with chimeric antigen receptors (CAR-iNKs) to improve tumor-specific targeting. The second complementary cornerstone technology is a quadrivalent multifunctional antibody platform designed to engage natural killer cells by targeting NKp46 using Cytovia Therapeutics’s proprietary Flex-NK™ technology.

These two technology platforms are being used to develop treatments for patients with solid tumors such as hepatocellular carcinoma and glioblastoma as well as hematological malignancies such as refractory multiple myeloma.

Headquartered in Aventura, FL, Cytovia Therapeutics has research and development laboratories in Natick, MA, and a cell manufacturing facility in Puerto Rico. The company’s own R&D work is augmented through scientific partnerships with Cellectis, CytoImmune, the Hebrew University of Jerusalem, INSERM, the New York Stem Cell Foundation and the University of California San Francisco (UCSF).

Cytovia Therapeutics has a strategic partnership with CytoLynx Therapeutics, which is focused on research and development, manufacturing and commercialization activities in Greater China and beyond.

As previously announced on April 26, 2022, Cytovia Therapeutics entered into a Merger Agreement and Plan of Reorganization with Isleworth Healthcare Acquisition Corp. (“Isleworth”), a publicly traded special purpose acquisition company, providing for a business combination that would result in Cytovia Therapeutics becoming a publicly traded company. The transaction is expected to close in the second half of 2022, subject to the satisfaction of customary closing conditions, including the approval of the shareholders of Cytovia Therapeutics and Isleworth.

Find out more at www.cytoviatx.com and follow us on Facebook, Twitter, LinkedIn, YouTube, and Instagram.

Additional Information and Where to Find It

Isleworth Healthcare Acquisition Corp. (“Isleworth”) (NASDAQ: ISLE) intends to file a registration statement on Form S-4 with the Securities Exchange Commission (the “SEC”), which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Isleworth’s common stock in connection with its solicitation of proxies for the vote by Isleworth’s stockholders with respect to the proposed business combination pursuant to a Merger Agreement and Plan of Reorganization entered into on April 26, 2022, by and between Isleworth, Cytovia Holdings, Inc., the parent company of Cytovia Therapeutics (“Cytovia”), IHAC First Merger Sub Inc., a direct, wholly-owned subsidiary of Isleworth, IHAC Second Merger Sub LLC, direct, wholly-owned subsidiary of Isleworth, and Isleworth Healthcare Sponsor I, LLC (the “Business Combination”) and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. After the registration statement is declared effective, Isleworth will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This communication does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Isleworth’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Cytovia, Cytovia Therapeutics, Isleworth and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the

Business Combination will be mailed to stockholders of Isleworth as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Isleworth’s secretary at 360 Central Avenue, First Central Tower, Suite #800, St. Petersburg, Florida 33701.

Participants in the Solicitation

Isleworth, Cytovia and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from Isleworth stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Isleworth directors and executive officers in Isleworth’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022. To the extent that holdings of Isleworth securities have changed since the filing of the Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Isleworth stockholders in connection with the proposed transaction will be set forth in the proxy statement/information statement/prospectus for the proposed transaction when available. Information concerning the interests of Isleworth participants in the solicitation, which may, in some cases, be different than those of Isleworth Healthcare Acquisition Corp.’s equity holders generally, will be set forth in the proxy statement/information statement/prospectus relating to the proposed transaction when it becomes available.

Forward Looking Statements

This press release may contain forward-looking statements, which may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this press release include, but are not limited to, statements regarding the potential of Cytovia’s FLEX-NK multifunctional engager antibody and iNK cells. Cytovia may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements as a result of various factors, including whether the outcome of preclinical studies will be predictive of clinical trial results. Any forward-looking statements contained in this press release speak only as of the date hereof, and Cytovia expressly disclaims any obligation to update any forward-looking statements contained herein, whether because of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law.

Investor Contact:

Anna Baran-Djokovic

VP, Investor Relations and Capital Markets

anna@cytoviatx.com

+1 (305) 615 9162

Media Contact:

Ignacio Guerrero-Ros, Ph.D.

Russo Partners

ignacio.guerrero-ros@russopartnersllc.com